                                                                 EXHIBIT 12.1
                           AMERICAN EXPRESS COMPANY
         COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in millions)


                                           Years Ended December 31,
                            ----------------------------------------------
                               1997      1996      1995      1994      1993
                               ----      ----      ----      ----      ----
Earnings:
  Pretax income from
    continuing operations   $ 2,750   $ 2,664   $ 2,183   $ 1,891   $ 2,326
  Interest expense            2,122     2,160     2,343     1,925     1,776
  Other adjustments             127       139        95       103        88
                             ------    ------    ------    ------    ------
Total earnings (a)          $ 4,999   $ 4,963   $ 4,621   $ 3,919   $ 4,190
                             ------    ------    ------    ------    ------
Fixed charges:
  Interest expense          $ 2,122   $ 2,160   $ 2,343   $ 1,925   $ 1,776
  Other adjustments             129       130       135       142       130
                             ------    ------    ------    ------    ------
Total fixed charges (b)     $ 2,251   $ 2,290   $ 2,478   $ 2,067   $ 1,906
                             ------    ------    ------    ------    ------
Ratio of earnings to
  fixed charges (a/b)          2.22      2.17      1.86      1.90      2.20

Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation ("FDC") to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation. In the fourth quarter of 1995, the Company's ownership was further reduced to approximately
10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.

                                                                 EXHIBIT 12.2
                    AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES AND
                    PREFERRED SHARE DIVIDENDS
                      (Dollars in millions)

                                         Years Ended December 31,
                            ----------------------------------------------
                               1997      1996      1995      1994     1993
                               ----      ----      ----      ----     ----
Earnings:
  Pretax income from
    continuing operations   $ 2,750   $ 2,664   $ 2,183   $ 1,891   $ 2,326
  Interest expense            2,122     2,160     2,343     1,925     1,776
  Other adjustments             127       139        95       103        88
                             ------    ------    ------    ------    ------
Total earnings (a)          $ 4,999   $ 4,963   $ 4,621   $ 3,919   $ 4,190
                             ------    ------    ------    ------    ------
Fixed charges and
  preferred share
  dividends:
  Interest expense          $ 2,122   $ 2,160   $ 2,343   $ 1,925   $ 1,776
  Dividends on preferred
    shares                        -         8        24        50        66
  Other adjustments             129       130       135       142       130
                             ------    ------    ------    ------    ------
Total fixed charges and
  preferred share
  dividends (b)             $ 2,251   $ 2,298   $ 2,502   $ 2,117   $ 1,972
                             ------    ------    ------    ------    ------
Ratio of earnings to
  fixed charges and
  preferred share
  dividends (a/b)              2.22      2.16      1.85      1.85      2.12

Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges and preferred share dividends" computation, dividends on outstanding preferred shares have been increased to an amount representing the pretax earnings required to cover such dividend requirements. Other adjustments include capitalized interest costs and the interest component of rental expense.

On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation ("FDC") to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation.
In the fourth quarter of 1995, the Company's ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.